SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 03 June, 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

Exhibit 1.1	Director/PDMR Shareholding released on 06 May 2009
Exhibit 1.2	Transaction in Own Shares released on 07 May 2009
Exhibit 1.3	Director/PDMR Shareholding released on 08 May 2009
Exhibit 1.4	Director/PDMR Shareholding released on 11 May 2009
Exhibit 1.5	Director/PDMR Shareholding released on 12 May 2009
Exhibit 1.6	Transaction in Own Shares released on 14 May 2009
Exhibit 1.7	Transaction in Own Shares released on 15 May 2009
Exhibit 1.8	Transaction in Own Shares released on 21 May 2009
Exhibit 1.9	Director/PDMR Shareholding released on 22 May 2009
Exhibit 1.10	TNK-BP CEO SUCCESSION PLAN released on 27 May 2009
Exhibit 1.11	Transaction in Own Shares released on 28 May 2009
Exhibit 1.12	Total Voting Rights released on 29 May 2009

Exhibit 1.1
The Company announces that on
6 May
 2009, performance share awards (the Award) were made to
Robert Dudley
 under the share element of the BP Executive Directors' Incentive Plan (the Plan).
  Mr Dudley was awarded 89,939 American Depositary Shares (ADSs).
  This award was pro rated to reflect his appointment date.

These shares pertain to the
2009-20
11 performance period. The number of ADSs set out above is the maximum number which may vest under the Award. The actual number of ADSs which vest will depend on the extent to which performance conditions have been satisfied over a three-year period ending 31 December 2011
.
 These performance conditions are consistent with the rules of the Plan, as described in the summary of the Plan set out in the Directors' Remuneration Report which is contained in
BP's Annual Report and Accounts 2008.
  In addition,
the
Director will be entitled to additional ADSs representing the value of reinvested dividends on those ADSs which vest.

Exhibit 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

7 May
 2009

BP p.l.c. announces that on
6 May
 2009
 it transferred to participants in its employee share schemes
3,
214

ordinary shares at prices

between

386
.0 pence
 and 487.0 pence. These shares were previously held as treasury shares.

Following the above transaction,
 BP p.l.c. holds

1,882,
580,724

ordinary shares in Treasury, and has

18,737,199,692

ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.3

BP p.l.c. was
notified
on
7 May
2009
 by
Mrs Cynthia Carroll, a director of BP p.l.c.,

that
she acquired

on the New York Stock Exchange
1,750
 BP
ADSs (ISIN number
US0556221044), which are equivalent to
10,500 BP Ordinary Shares,
at a price of
$
46.5479
per
 ADS
 on
7 May
 2009.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.4

BP p.l.c. was advised on
11 May
 2009
 by Computershare Plan Managers that on
11 May
 2009
the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at £
5.21
 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward

64
shares
Mr I.C. Conn

64 shares

Other
Persons Discharging Managerial Responsibilities

Mr R.
 Bondy

64 shares
Mrs V. Cox

64 shares
Mr J. Mogford

64 shares
Mr S. Westwell

64 shares

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

Exhibit 1.5

BP p.l.c. was notified on 11 May 2009, by Dr A.B. Hayward, a person discharging managerial responsibility in BP p.l.c., that he disposed of BP Ordinary shares (ISIN number GB0007980591) on 6 May 2009 by way of a gift to:

KJF Hayward

10,000
 shares
MAF Hayward

30,000
 shares
TAF Hayward

10,000
 shares

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

14
 May
 2009

BP p.l.c. announces that on
13
 May
 2009
 it transferred to participants in its employee share schemes
16,193

ordinary shares at prices

between

350.0 pence
 and
500.0 pence. These shares were previously held as treasury shares.

Following the above transaction,
 BP p.l.c. holds

1,882,564,531
ordinary shares in Treasury, and has
 18,737,271,121
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

15
 May
 2009

BP p.l.c. announces that on
14
 May
 2009
 it transferred to participants in its employee share schemes
548,621

ordinary shares at
a
price

of

521.0 pence. These shares were previously held as treasury shares.

Following the above transaction,
 BP p.l.c. holds
 1,882,015,910
ordinary shares in Treasury, and has
 18,737,819,742
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

21
 May
 2009

BP p.l.c. announces that on
20
 May
 2009
 it transferred to participants in its employee share schemes
3,139
ordinary shares at prices

between

441.0 pence
 and
500.0 pence. These shares were previously held as treasury shares.

Following the above transaction,
 BP p.l.c. holds

1,882,012,771

ordinary shares in Treasury, and has
 18,737,822,881
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.9

BP p.l.c. was
 advised
by
Equiniti
on
21 May 2009
 that
Mrs C.F. S. Conn,
a connected person of
Mr
I.C. Conn,
a
 Director of BP p.l.c.,
 received
652
 BP Ordinary shares
(ISIN number GB0007980591) on
13 March 2009
 @ £
4.2922

per share,
through the BP Dividend Reinvestment Plan.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 1.10

This press release is issued jointly by BP and the Alfa-Access-Renova (
AAR
)
 consortium

May 27, 2009

TNK-BP SHAREHOLDERS AGREE ON CEO SUCCESSION PLAN

BP and the Alfa-Access-Renova (AAR) consortium today announced that they have agreed a succession plan to appoint a new independent chief executive officer (CEO) of TNK-BP by the end of the year.

The TNK-BP board of directors unanimously supported the appointment of two experienced executives to senior positions in TNK-BP. Each has the credentials to become the new CEO.

The first is Pavel Skitovich, formerly a member of the
 executive board of Russian private investment firm, Interros and former general director of Polyus Gold Mining Group.
 The second, Maxim Barsky, will join TNK-BP from West Siberia Resources where until 2008 he served as a managing director and is currently a board member.

At the request of BP, and to observe the requirement of the revised shareholder agreement signed in January that the CEO be a Russian speaker with extensive Russian business experience, Mikhail Fridman, Chairman of the TNK-BP Board of Directors has agreed to serve as the interim CEO and executive chairman of the board during this period
.

Tim Summers, who has been acting CEO since January, will resume his role as chief operating officer (COO) responsible for the day
-
to
-
day operations of the company.
Both sets of shareholders acknowledged TNK-BP's strong performance in the six months Tim Summers has been interim CEO.

Commenting on the plan
,
 Mikhail Fridman said: "I am very pleased that
we
 have recruited two such talented executives to TNK-BP. Both Mr. Skitovich and Mr. Barsky bring valuable experience to our company, and
AAR
 believes that they
are both
excellent candidates for the CEO position."

"
I am happy to help in the interim and comfortable that day-to-day operations will remain in the capable hands of the current management team,
"
 Fridman added.

BP
Group CEO Tony Hayward
 said that he was pleased all the shareholders had agreed the transition plan
:
"I am also very pleased that in the interim the existing
management team, which has
 delivered such exceptional performance, will remain in place."

The revised
shareholder agreement
, signed by BP and
AAR
 in January 2009, provides m
echanisms to maintain a balance of authority within TNK-BP to protect the interests of all shareholders.

Further enquiries
:

BP Press Office,
London
: +44 (0)20

7496
4076
BP

Russia
,
Moscow
: +7495 363 6262
AAR
:

John Eisenhammer, Quiller Consultants: +44 (0)20 7233 9444
              Maria Ignatova,
Hudson
 Sandler: +44
(0)
20 7796 4133, +44
(0)
7989 689 977

-
ENDS
 -

Exhibit 1.11

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

2
8
 May
 2009

BP p.l.c. announces that on
27
 May
 2009
 it transferred to participants in its employee share schemes
5,039

ordinary shares at prices

between

441.0 pence
 and
500.0 pence. These shares were previously held as treasury shares.

Following the above transaction,
 BP p.l.c. holds

1,882,007,732
ordinary shares in Treasury, and has
 18,737,844,204
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.12

BP p.l.c.

Voting Rights and Capital -
Transparency Directive Disclosure

London

29 May
 2009

Pursuant to
Disclosure and
Transparency
Rule 5.6
:-

-
The issued share capital of BP p.l.c. comprised
18,737,846,815

ordinary shares

par value US$0.25 per share
,
excluding shares held in treasury and those bought back for cancellation, and 12,706,
252 preference shares, par value £1 per share.
Both the ordinary shares and the preference shares have voting rights.
 Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

-
The total number of voting rights in BP p.l.c. is
18,742,929,315
. This figure excludes (i)
1,882,012,771
 ordinary shares which have been bought
 back and held in treasury by BP; and (ii)
112,803,287
 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 June, 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary